Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com

May 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D. C. 20549-6010

RE:	General Cable Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed March 1, 2013

File No. 1-12983

Dear Mr. O’Brien:

Set forth below is General Cable Corporation’s (the “Company”) response to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 7, 2013 addressed to Mr. Gregory Kenny, relating to the Company’s Form 10-K/A for the fiscal year ended December 31, 2011.

For ease of reference, the text of the Staff’s comment is set forth below in bold italics followed by the Company’s response.

Note 22, page 112

It remains unclear why you chose to ratably allocate the inventory theft losses to the interim quarters instead of recognizing the actual losses incurred each quarter using the perpetual inventory system data. If the unit quantities in your perpetual inventory system are accurate, and objective pricing data is available, then you should be able to calculate the corresponding losses incurred in each quarter instead of relying on a broad estimate. The concerns are that your revised interim results may be materially misstated and that your error correction disclosures are incomplete. Please tell us the financial statement impact of the actual inventory theft losses incurred in each quarter and compare such amounts to the amounts in your amended filings.

Use of Ratable Approach

As described in more detail below, the Company chose to use the ratable approach for each quarter because the use of the more detailed year-end methodology would have required a significant expenditure of time and resources, and, the Company believes, would not have resulted in adjustments that are materially different from those derived from the ratable approach.

Mr. Terence O’Brien

May 23, 2013

Once corporate management became aware in late September 2012 of the inventory issues in Brazil, an extensive effort was undertaken to derive inventory values as of the September 28, 2012 and December 31, 2011, 2010, 2009 and 2008 balance sheet dates. The Company devoted extensive resources to this effort, which involved its evaluation, for each balance sheet date, of several thousand individually valued items in inventory, each of which required a review of voluminous invoice data and other related supporting documentation. Despite the fact that substantial personnel were singularly focused on this undertaking, the detailed nature of the work involved and the time-consuming effort of locating supporting documentation resulted in a process that took approximately two months to complete. The Company believes that its performance of the same detailed work for the eight quarterly periods within 2012, 2011 and 2010 would have required a similar allocation of resources and up to an additional two months of work. In light of the scope of the effort that would be required in using the more detailed approach, as well as the Company’s belief, based on the considerations outlined below, that a ratable quarterly approach would result in an outcome that would be the same, in all material respects, as the outcome that would be derived from using the more extensive effort described above, it determined to use the ratable approach for the quarterly periods. The Company’s determination was also influenced by its desire to provide timely financial information to investors, as well as its desire to focus its accounting resources on aggressively addressing and remediating the material weakness described in the Form 10-K/A (if the ratable approach was not used, the focus of key personnel responsible for remediation of the materially weaknesses would have had to been redirected to further detailed work with regard to deriving the quarterly inventory values). The Company’s belief regarding the consistency of the ratable approach is based upon the following:

•

The Company has spent more than $6 million on independent external forensic experts who have investigated the theft and accounting errors in Brazil. Investigative findings have indicated that (i) irregular accounting entries made to mask the theft were dispersed over the relevant years rather than concentrated in any specific quarterly period or periods, and (ii) the actual theft was carried out over the course of the years rather than concentrated in any specific quarterly period or periods. Based on the foregoing, the Company believes that the errors were spread over the quarterly periods during which the theft occurred, and were not concentrated within one or a few quarterly periods within the relevant years.

•

The Company reviewed the results of its Brazilian operations for each restated period, including the interim periods, noting no unusual margins in any given quarter.[1] For example, the tables set forth in Appendix A hereto show the gross margin percentages in Brazil by quarter for 2011 before and after the restated adjustments. In addition, for illustrative purposes, Table 2 shows what the gross margins would have been had the entire accounting error been reflected in the fourth quarter. As indicated in the table, had all adjustments been made in the fourth quarter, the Brazilian operations would have realized positive margins in each of the first three quarters and a significant loss in the fourth quarter, which is not consistent with the findings of the investigation (as noted above, investigative findings indicated that irregular accounting entries were dispersed over the years rather than concentrated in any one quarterly period or periods).

[1]	The Company has provided to the Staff supplemental tables as Appendix A to this letter that set forth internal analyses of the Company’s Brazilian quarterly operating margins from 2010 through 2012. With respect to all such information contained in Appendix A, the Company has requested by letter provided under separate cover (i) confidential treatment of such information in its entirety pursuant to Commission Rule 83, and (ii) the return to the Company by the Staff of all such information pursuant to Rule 12b-4 under the Exchange Act.

Mr. Terence O’Brien

May 23, 2013

In summary, the Company believes that its application of a ratable quarterly approach, while responsive to its desire to limit the expenditure of very significant resources, provides information to investors as promptly as reasonably possible, and enables key personnel to devote their principal efforts to remediating the material weaknesses and nevertheless resulted in adjustments that we believe are not materially different from those that would have resulted from the use of the more detailed approach.

Quarterly Operating Results (Unaudited)- Application of ASC 250-10-50-7

The Company believes that, with respect to Note 20, the disclosure requirements of Item 302(a)(2) of Regulation S-K apply and not the disclosure requirements of ASC 250-10-50-7. The Company also believes that the disclosure included in Amendment No. 1 to the Company’s Quarterly Reports on Form 10-Q/A for the periods ended March 30, 2012 and June 29, 2012, respectively, together with the Company’s Quarterly Report on Form 10-Q for the period ended September 28, 2012 (collectively referred to as the “Quarterly Filings”) complied in all material respects with the requirements of Item 302(a)(2) of Regulation S-K. The Company does not interpret ASC 250-10-50-7 as being applicable to the quarterly financial information in Note 20. Even if ASC 250-10-50-7 were applicable, any non-compliance in Note 20 with ASC 250-10-50-7 would not result in omissions that would be material to an investor.

The Company believes that the information in Note 20 does not constitute a “financial statement” in the sense contemplated by ASC 250-10-50-7. In the case of the unaudited financial information presented in Note 20, this information has expressly been referenced as “selected quarterly financial data” from the time of the initial adoption of the requirements in 1975 (see, e.g., Notice of Adoption of Amendments to Form 10-Q and Regulation S-X Regarding Interim Financial Reporting, Accounting Series Release No. 177 (September 10, 1975); Audit Committee Disclosure, Release No. 33-42266 (December 22, 1999)). This is further supported by the fact that the caption of Item 302(a) itself is “Selected Quarterly Financial Data.” The Company believes that such a characterization is inconsistent with the concept of a “financial statement.” Moreover, the requirements related to quarterly financial data were relocated from former Rule 3-16(t) of Regulation S-X to Regulation S-K in 1980 (see General Revision of Regulation S-X, Accounting Series Release No. 280 (September 2, 1980)). In that release, the Commission also relocated the requirement that registrants disclose disagreements with former accountants on financial statement matters from Regulation S-X to former Item 12 of Regulation S-K, stating it has concluded that the disclosure “can be made outside of the financial statements.” It is important to note that the Commission also relocated the selected quarterly financial data to former Item 12 of Regulation S-K, evidencing the Commission’s view that the disclosures were being placed “outside of the financial statements.” Accordingly, the Company believes that the selected quarterly financial data does not constitute a “financial statement” and is not subject to ASC 250-10-50-7.

The Company believes that the disclosure with regard to the reconciliation of restated amounts in the quarterly financial data is governed by Item 302(a)(2) of Regulation S-K, which states the following:

When the data supplied pursuant to paragraph (a) of this section vary from the amounts previously reported on the Form 10-Q filed for any quarter, such as would be the case when a combination between entities under common control occurs or where an error is corrected, reconcile the amounts given with those previously reported and describe the reason for the difference.

The Company’s restatement disclosure in Note 22 of its Quarterly Report on Form 10-Q/A for the period ended March 30, 2012 and Note 23 of its Quarterly Report on Form 10-Q/A for the period ended June 29, 2012 and the Quarterly Report on Form 10-Q for the period ended September 28, 2012, respectively,

Mr. Terence O’Brien

May 23, 2013

contain information, with respect to the first, second, and third fiscal quarters of 2011 and the first and second fiscal quarters of 2012, responsive to the disclosure items set forth in ASC 250-10-50-7. Because the Quarterly Filings were filed virtually simultaneously with the filing of the Form 10-K/A, the Company believes that its inclusion of the disclosure in the Quarterly Filings of the impact of the error on each of the same selected quarterly financial items that would be required by Item 302 of Regulation S-K should enable the Company to present the supplementary financial data in Note 20 of the Form 10-K/A with respect to the first, second, and third fiscal quarters of 2011 and the first and second fiscal quarters of 2012 without including the additional disclosures contained in Item 302(a)(2) of Regulation S-K. In addition, Note 20 includes wording that indicates that the summarized quarterly financial data for 2011 and 2010 has been restated for the effects of the errors as more fully described in Note 22. Since there is no Form 10-Q filing with regard to the fourth quarter of a registrant’s fiscal year, the Company interpreted Item 302(a) (2) as not requiring a reconciliation of the restated fourth quarter 2011 amounts. Even if such reconciliation was required, the Company does not believe that the lack of disclosure with regard to only the fourth quarter of 2011 constitutes a material omission, primarily due to the fact that most readers would focus more on the full year results once those are known.

Supplemental Guarantor and Parent Company Condensed Financial Information - Application of ASC 250-10-50-7

The Company does not interpret ASC 250-10-50-7 as being applicable to financial information in a financial statement footnote, such as the financial information in Note 21. Even if ASC 250-10-50-7 were applicable, the Company believes that because the restatement had a very limited impact on the unconsolidated Parent Company financial statements and the financial statements of the Guarantor Subsidiaries, the reconciling information would not be material to an investor. Specifically, the adjustments to the Condensed Balance Sheet information resulting from the restatement related solely to (i) reductions in the amount of investments in subsidiaries, which were eliminated on consolidation (the Parent Company directly or indirectly owns 100% of the stock of the Guarantor Subsidiaries, which directly or indirectly own 100% of the stock of the Non-Guarantor Subsidiaries); and (ii) immaterial liabilities ($1.1 million and $1.9 million for the Parent Company and the Guarantor Subsidiaries, respectively) related to uncertain tax positions resulting from a reclassification restatement adjustment to correct accumulated errors occurring prior to 2009 of $3.5 million from accumulated other comprehensive income to retained earnings, net of tax. In addition, the adjustments to the Condensed Statement of Operations for both the Parent Company and Guarantor Subsidiaries related solely to equity in earnings of the subsidiaries and their corresponding restatement adjustments to net income, including equity in earnings of wholly-owned subsidiaries and equity in other comprehensive income of wholly-owned subsidiaries, all of which were eliminated on consolidation. Disclosure with respect to the “Total” amounts (i.e., the Company’s consolidated financial statements) called for by ASC 250-10-50-7 is contained in the following footnote (Note 22). Accordingly, the Company believes that, even if ASC 250-10-50-7 were applicable, the omission in Note 21 of ASC 250-10-50-7 disclosure with regard to the Company on a consolidated basis is not material. While ASC 250-10-50-7 disclosure specifically directed to the Non-Guarantor Subsidiaries is not included in the Form 10-K/A, the Company notes that the adjustments to Non-Guarantor Subsidiary amounts in the Condensed Statement of Operations would only be reflected in the equity in earnings adjustments for the Parent Company and Guarantor Subsidiaries’ amounts. Perhaps more importantly, the Company believes that because the Non-Guarantor Subsidiaries’ consolidated financial information would be of only limited significance to a holder of the Company’s guaranteed indebtedness, the omission is not material.

In preparing the Company’s response to the Staff’s comment regarding the presentation of the effects of the restatement on its supplemental guarantor and parent company condensed financial information, the Company discussed the practice of providing such restatement disclosures in amended filings with its

Mr. Terence O’Brien

May 23, 2013

registered public accounting firm, Deloitte & Touche LLP, and their National Office representatives. Based on these discussions and a search of filings contained in the SEC’s EDGAR system, the Company understands that it is not typical for a registrant to separately present the impact of correcting errors on condensed financial information, unless the errors relate specifically to the presentation of such information. Errors will often impact many of the disclosures presented by a registrant in their financial statements. The Company believes that registrants should concentrate their ASC 250-10-50-7 disclosure in one footnote that is clearly labeled “Restatement”, “Correction of an Error” or similar wording so that users of the financial statements may refer to one primary footnote for the effects of the correction on each financial statement line item and any per-share amounts. In addition, the report of independent registered public accounting firm on the financial statements refers to this footnote to draw readers’ attention to the effects of the restatement. The Company does not believe that ASC 250-10-50-7 requires each footnote impacted to include the ASC 250-10-50-7 disclosures including tables with multiple columns such as “as previously reported”, “effect of the restatement” and “as restated.”

In addition, there are instances where there are discrete errors affecting only the disclosures called for by Rule 3-10 of Regulation S-X (the “guarantor disclosures”). For example, registrants may not have properly reflected investments in subsidiaries under the equity method of accounting or may have misclassified assets or liabilities between the guarantor and non-guarantor subsidiaries columns of such guarantor disclosures. In that case, there would not be a separate “restatement” footnote as all the ASC 250-10-50-7 disclosures would be included in the guarantor disclosures. The disclosures of such restatements are most often presented in the guarantor disclosures, with the extent of disclosure (i.e., multi-column restatement presentation) depending on the registrant’s assessment of materiality in relation to the financial statements taken as a whole. This is a different situation than the Company’s in that it is specific to the guarantor disclosures, as opposed to the error in inventories that the Company experienced which affected both financial statement line items and multiple footnote disclosures.

The Company believes that the presentation of the effects of the restatement in the consolidated financial statements filed on Form 10-K/A is consistent with the practice described herein and consistent with the intent of ASC 250-10-50-7.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

May 23, 2013

If you have any questions regarding the Company’s responses or would like to discuss any such responses further, please feel free to contact Robert J. Siverd, Executive Vice President, General Counsel and Secretary, at 859-572-8890 or Diana C. Toman, Vice President, Assistant General Counsel and Assistant Secretary, at 859-572-8315 on any legal matters or John D. Winstel, Senior Vice President, Global Controller, at 859-572-8604 or me at 859-572-8483 on any accounting matters.

Sincerely,

/s/ Brian J. Robinson
Brian J. Robinson

Executive Vice President, Chief Financial Officer and Treasurer

General Cable Corporation

cc:	Robert J. Siverd

Diana C. Toman

John D. Winstel

APPENDIX A

[FINANCIAL INFORMATION ATTACHED HERETO HAS BEEN PROVIDED SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED FROM THE PUBLICLY FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]

A-1